David Zhang	41st Floor, One Exchange Square
Direct Dial: (852) 2912-2503	8 Connaught Place, Central
david.zhang@lw.com	Hong Kong
Tel: +852.2522.7886 Fax: +852.2522.7006
www.lw.com
瑞生國際律師事務所	香港中環康樂廣場八號交易廣場第一座四十一樓 FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
November 15, 2010	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
VIA EDGAR CORRESPONDENCE	Frankfurt	Rome
	Hamburg	San Diego
Mr. Russell Mancuso / Mr. Geoff Kruczek	Hong Kong	San Francisco
Division of Corporation Finance	Houston	Shanghai
Securities and Exchange Commission	London	Silicon Valley
100 F Street, N.E.	Los Angeles	Singapore
Washington, D.C. 20549	Madrid	Tokyo
	Milan	Washington, D.C.

File No. 045646-0004

Re:               Funtalk China Holdings Limited

Post-effective Amendment No. 10 to Form S-4 on Form F-3

File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we hereby set forth the Company’s responses to the comments contained in the letter dated November 5, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 10 to Form S-4 on Form F-3 Registration Statement (“Amendment No. 10”), which was filed on October 22, 2010. For your convenience, the Staff’s comments are repeated below in bold and followed by the Company’s response.

We are sending courtesy copies of this letter to you by courier.

1.                                              Given the third paragraph of your response letter, please revise your registration statement to specifically incorporate by reference the Form 6-K dated October 29, 2010 and any other Form 6 Ks that you intend to have incorporated by reference into your Form 6-Ks that you intend to have incorporated by reference into your Form F-3.

In response to the Staff’s comment, the Company will incorporate by reference the Form 6-K it filed on October 29, 2010 into its future filing of the Company’s Post-Effective Amendment No. 11 to Form S-4 on Form F-3 Registration Statement (“Amendment No. 11”).

2.                                              We note your response to prior comment 1:

•                  If the tax consequences are subject to uncertainty, you should disclose the reasons for the doubt, the degree of uncertainty, and include a risk factor or other appropriate disclosure setting forth the risks to investors.  If, however, counsel cannot opine on the tax consequence, you should not indicate that one outcome is more likely to occur; instead, counsel’s opinion must clearly state that counsel is not able to opine, why it is not able to opine and the possible outcomes and risk to investors.  Please revise accordingly; and

Michael S. L. Liu Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan	Stanley Chow Raymond M. S. Kwok Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

•                  Given the date restriction in the first full paragraph on page 2 of Exhibit 8.2, please file an updated opinion on the date you expect this filing to be declared effective.

In response to the Staff’s comment, the Company will revise the tax disclosure in its future filing of Amendment No. 11.  Such disclosure will be substantially in the following form, which shows the revisions the Company intends to make to Amendment No. 10.

“For U.S. federal income tax purposes, each holder of a unit was generally treated as holding the applicable ordinary share and warrant components of such unit. As a result, while there is no clear authority on the issue and the matter is, therefore, not free from doubt, we believe that the mandatory separation of a unit into the component instruments consisting of ordinary shares and warrants ~~should~~ will not be a taxable event to the holder of the unit.”

Due to the amendment to the tax disclosure, the Company believes that a risk factor is not necessary.  Further, as requested by the Staff, the Company will file an updated opinion which opines on this revised statement.

*                     *                     *

If you have any questions regarding this response letter and the future filing of Amendment No. 11, please do not hesitate to contact the undersigned at (852) 2912-2503 or david.zhang@lw.com.

Very truly yours,

David T. Zhang

of LATHAM & WATKINS

cc:	Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited
Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited
Benjamin Su, Latham & Watkins LLP, Beijing